UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

07 January 2020
Commission File No. 001-32846

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 CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

Enclosure: CRH Continues Share Buyback Programme

Press Release
CRH Continues Share Buyback Programme

CRH plc, the global building materials group, is pleased to announce that it has completed the latest phase of its share buyback programme, returning a further €240 million of cash to shareholders.

Between 26 August 2019 and 3 January 2020, 7.6 million ordinary shares were repurchased on Euronext Dublin at an average discount of 3.1% to the volume weighted average price over the period.

CRH today also announces that it has entered into arrangements with J&E Davy ("Davy") to repurchase ordinary shares on CRH's behalf for a maximum consideration of €200 million (the "Buyback"). The Buyback will commence today, 7 January 2020, and will end no later than 31 March 2020.

Under the terms of the Buyback, ordinary shares will be repurchased on Euronext Dublin. CRH has entered into non-discretionary instructions with Davy to conduct the Buyback on its behalf and to make trading decisions under the Buyback independently of CRH in accordance with certain pre-set parameters.

The purpose of the Buyback is to reduce the share capital of CRH and it will be conducted within the limitations of the authority granted at CRH's AGM on 25 April 2019 to repurchase up to 10% of the Company's ordinary shares in issue (being 29,868,957 ordinary shares following the completion of the latest phase of the buyback programme).

The Buyback will also be conducted within the parameters prescribed by the Market Abuse Regulation 596/2014, the Commission Delegated Regulation (EU) 2016/1052 and Chapter 12 of the UK Listing Rules. The repurchased ordinary shares will be held in treasury pending their cancellation or re-issue in due course.

This announcement relates solely to the Buyback and any decision in relation to any future buyback programmes will be based on an ongoing assessment of the capital needs of the business and general market conditions.

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Contact CRH at Dublin 404 1000 (+353 1 404 1000)

Albert Manifold	Chief Executive
Senan Murphy	Finance Director
Tom Holmes	Head of Investor Relations

About CRH
CRH (LSE: CRH, ISE: CRG, NYSE: CRH) is the leading building materials business in the world, employing c.78,000 people at c.3,100 operating locations in 31 countries. It is the largest building materials business in North America, the largest heavyside materials business in Europe and has a number of strategic positions in the emerging economic regions of Asia and South America. CRH manufactures and supplies a range of integrated building materials, products and innovative solutions which can be found throughout the built environment, from major public infrastructure projects to commercial buildings and residential structures. A Fortune 500 company, CRH is a constituent member of the FTSE 100 index, the EURO STOXX 50 index, the ISEQ 20 and the Dow Jones Sustainability Index (DJSI) Europe. CRH's American Depositary Shares are listed on the NYSE.

For more information visit www.crh.com.

Registered Office: No 12965. Registered Office: 42 Fitzwilliam Square, Dublin 2, R02 R279, Ireland

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date 07 January 2020
By:___/s/Neil Colgan___
N.Colgan
Company Secretary